Stockholder Meeting Results:
The Fund held a meeting of stockholders on October 20, 2017.
Stockholders voted as indicated below:

					Affirmative  Against	Abstain
Election of Christopher B. Brader
Class II to serve until 2019		4,625,826    503,737	61,002


Messrs. Joseph T. Grause, Jr. and Julian Reid, who serve as
Class I Directors, and Mr. Richard A. Silver, who serves as a Class III Director, continue to serve as Directors of the Fund.